================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                    FORM 11-K

                               ------------------

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR
             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

           For the transition period from ____________ to____________


                               ------------------

                         Commission File Number: 1-14373


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         INSIGNIA FINANCIAL GROUP, INC.
                         401(k) RETIREMENT SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                         INSIGNIA FINANCIAL GROUP, INC.
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166


================================================================================

                         INSIGNIA FINANCIAL GROUP, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2002 and 2001


                                      INDEX




                                                                                             PAGE

Independent Auditors' Report                                                                   1

FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001               2

Statement of Changes in Net Assets Available for Benefits
     for the Year Ended December 31, 2002                                                      3

Notes to Financial Statements                                                                  4



SUPPLEMENTAL SCHEDULE *

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) - December 31, 2002           8



* Schedules required by Form 5500 that are not applicable have not been included.


INDEX OF EXHIBITS

Exhibit 23.1 - Consent of Independent Auditors

Exhibit 99.1 - Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
     (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code).


                          INDEPENDENT AUDITORS' REPORT


To the Benefits Committee of the
Insignia Financial Group, Inc.
401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Insignia Financial Group, Inc. 401(k) Retirement Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4(i) - schedule of assets (held at end of year) - December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                  /S/ KPMG LLP

New York, New York
June 26, 2003

                         INSIGNIA FINANCIAL GROUP, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 2002 and 2001

                                                           2002             2001
                                                       -----------      -----------
Assets:
     Cash and cash equivalents                         $        --           43,202
                                                       -----------      -----------
     Investments at fair value (note 3):
        Mutual funds                                    42,488,981       46,124,737
        Collective trust funds                           7,522,084        5,727,156
        Common stock                                     1,349,142        1,840,761
        Loans to participants                            1,456,766        1,719,344
                                                       -----------      -----------
                 Total investments                      52,816,973       55,411,998
                                                       -----------      -----------
                 Net assets available for benefits     $52,816,973       55,455,200
                                                       ===========      ===========

See accompanying notes to financial statements.

                         INSIGNIA FINANCIAL GROUP, INC.

                         401(k) RETIREMENT SAVINGS PLAN

            Statement of Changes in Net Assets Available for Benefits

                      For the year ended December 31, 2002



Additions to net assets attributed to:

     Investment income (loss):

        Net depreciation in fair value of investments (note 3)     $(7,612,090)

        Interest and dividends                                       1,228,316
                                                                   -----------
                 Total investment loss                              (6,383,774)
                                                                   -----------
     Contributions:

        Employer                                                     1,246,751

        Participants                                                 8,613,831

        Rollover                                                       867,027
                                                                   -----------
                 Total contributions                                10,727,609
                                                                   -----------
                 Total additions                                     4,343,835
                                                                   -----------
Deductions from net assets attributed to:

     Benefits paid to participants                                   6,905,138

     Administrative expenses                                            76,924
                                                                   -----------
                 Total deductions                                    6,982,062
                                                                   -----------
                 Net decrease                                       (2,638,227)

Net assets available for benefits at:

     Beginning of year                                              55,455,200
                                                                   -----------
     End of year                                                   $52,816,973
                                                                   ===========


See accompanying notes to financial statements.

                         INSIGNIA FINANCIAL GROUP, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001

(1)    DESCRIPTION OF THE PLAN

       The following description of the Insignia Financial Group, Inc. 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

       GENERAL

       Effective September 15, 1998, Insignia/ESG Holdings, Inc. established the Insignia/ESG Holdings, Inc. 401(k) Retirement Savings Plan for the benefit of its eligible employees. Effective November 2, 1998, Insignia/ ESG Holdings, Inc. became Insignia Financial Group, Inc. (the Company) and the Plan's name was changed to Insignia Financial Group, Inc. 401(k) Retirement Savings Plan. The Plan is a defined contribution plan covering all employees who have attained age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       CONTRIBUTIONS

       Effective January 1, 2002, amended for new catch-up contributions, the Plan was amended such that, participants may contribute up to 50% (prior to January 1, 2002 - 15%) of their pretax annual compensation, as defined in the Plan, subject to certain limits imposed by the Internal Revenue Service. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company, at the beginning of each plan year, will determine the amount of any discretionary matching contributions to be made to the Plan during that year. The Company elected to make a contribution equal to 25% (prior to January 1, 2002 - 50%) of a participant's contribution, up to a maximum of 6% of compensation that a participant contributes to the Plan. Additional amounts may be contributed at the option of the Company's board of directors.

       PARTICIPANT ACCOUNTS AND FORFEITURES

       Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) plan earnings. Forfeited balances of terminated participants' nonvested accounts are used to reduce the Plan's ordinary and necessary administrative expenses or employer contributions. Total forfeitures for the year ended December 31, 2002 were $160,444. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                         INSIGNIA FINANCIAL GROUP, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


       VESTING

       Participants are immediately vested in their contributions plus actual earnings thereon. A participant who is an employee on or after the effective date of the Plan shall become vested in the Company's matching contributions, as determined by the following:

                                                     PERCENT
             YEARS OF SERVICE                         VESTED
       ---------------------------                  ---------
       Less than 2                                       0%
       2 but less than 3                                25%
       3 but less than 4                                50%
       4 or more                                       100%


       PARTICIPANT LOANS

       Participants may borrow from their fund accounts a minimum of $700 up to a maximum equal to the lesser of $50,000 or 50% of their vested account. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest based on the prime interest rate plus 1% as reported in The Wall Street Journal for the day on which the loan application is approved. Principal and interest is paid ratably through employee payroll deductions.

       PAYMENT OF BENEFITS

       Upon termination, death, disability, or retirement, a participant may receive a lump-sum amount or in monthly, quarterly, or annual installments over a fixed, reasonable period of time, not exceeding the life expectancy of the participant or the joint life and last survivor expectancy of the participant and the named beneficiary. In either case, the participant may only receive the amount equal to the vested value of his or her account.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING

       The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

       INVESTMENT VALUATION AND INCOME RECOGNITION

       The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year.

       Included in the investments of the Plan are shares of a unitized stock fund consisting of cash and shares of Apartment Investment and Management Company (AIMCO) common stock (Insignia Wasting Fund). The AIMCO common stock originated when the predecessor Plan Sponsor merged with AIMCO and the predecessor's Plan Sponsor's stock was converted to AIMCO shares. No contributions are allowed into the Insignia Wasting Fund and the fund will eventually be dissolved.

       The participant loans are valued at cost. The difference between cost and fair value is not significant.

       Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

                         INSIGNIA FINANCIAL GROUP, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001

       USE OF ESTIMATES

       The preparation of financial statements in conformity with accounting principles generally accepted in United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates and assumptions.

       ADMINISTRATIVE EXPENSES

       Most administrative expenses are paid by the Plan.

       PAYMENT OF BENEFITS

       Benefits payments to participants are recorded when paid.

(3)    INVESTMENTS

       Investments that represent 5% or more of the fair value of the Plan's net assets are as follows:

                                                          DECEMBER 31
                                               --------------------------------
                                                   2002                  2001
                                               ----------            ----------
       Fidelity Puritan Fund                   $5,281,150             6,455,539
       Fidelity Magellan Fund                   6,310,930             7,889,786
       Fidelity Contrafund                      9,580,153            11,153,779
       Fidelity Equity Income Fund              6,550,536             8,449,213
       Fidelity Growth and Income Fund          4,486,499             5,017,880
       Fidelity Managed Income Portfolio        7,522,084             5,727,156
       Fidelity Low Priced Stock Fund           3,595,441                   --
       Fidelity U.S. Bond Index Fund            3,897,077                   --


       During 2002, the Plan's investments (including investments purchased, sold as well as held during the year) depreciated in fair value as follows:

                Common stock                             $  552,484
                Mutual funds                              7,059,606
                                                         ----------
                                 Total                   $7,612,090
                                                         ==========

                         INSIGNIA FINANCIAL GROUP, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


(4)    RISKS AND UNCERTAINTIES

       The Plan offers a number of investment options which include underlying investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances.

       The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Insignia Financial Group, Inc. Fund and Insignia Wasting Fund.

(5)    INCOME TAX STATUS

       The Internal Revenue Service has determined and informed the Company by a letter dated August 27, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code
       (IRC). Although the Plan has been amended, the Plan administrator and the Plan's tax counsel believe that the Plan (and related trust) is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(6)    TRANSACTIONS WITH PARTIES-IN-INTEREST

       Certain fees incurred during the year for legal, accounting, and other services were paid by the Company on behalf of the Plan. Certain Plan investments are shares of mutual funds managed by an affiliate of Fidelity Management Trust Company (Fidelity) and, therefore, these transactions qualify as part-in-interest transactions.

(7)    PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

(8)    SUBSEQUENT EVENT

       Effective January 2, 2003, all plan assets were transferred from Fidelity to Metropolitan Life Insurance Company, the new trustee.

       On February 17, 2003, the Company entered into an agreement and plan of merger with CBRE Holding, Inc., CB Richard Ellis Services, Inc. (CB), and Apple Acquisition Corp., a wholly owned subsidiary of CB. Although subject to various closing conditions, the Company anticipates the merger to be consummated in July 2003.

                         INSIGNIA FINANCIAL GROUP, INC.
                         401(k) RETIREMENT SAVINGS PLAN

        Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

                               December 31, 2002

               DESCRIPTION AND ISSUER                              NUMBER OF UNITS                    CURRENT VALUE
   ------------------------------------------------   ------------------------------------------     ---------------
   Mutual Funds:
*     Fidelity Puritan Fund                                                          334,439           $ 5,281,150
*     Fidelity Magellan Fund                                                          79,926             6,310,930
*     Fidelity Contrafund                                                            248,165             9,580,153
*     Fidelity Equity Income Fund                                                    165,092             6,550,536
*     Fidelity Growth and Income Fund                                                148,020             4,486,499
*     Fidelity Low Priced Stock Fund                                                 142,846             3,595,441
*     Fidelity Diversified International Fund                                        113,585             1,949,171
*     Fidelity U.S. Bond Index Fund                                                  346,725             3,897,077
*     Fidelity Value Fund                                                              2,136                99,110
*     Fidelity Real Estate Fund                                                       18,438               339,074
*     Fidelity Capital Appreciation Fund                                               2,820                45,623
*     Fidelity Utilities Fund                                                            733                 7,107
*     Fidelity Aggressive International Fund                                           3,931                42,175
*     Fidelity Small Cap Independent Fund                                              4,239                56,385
*     Fidelity Mid-Cap Stock                                                           9,121               148,300
*     Fidelity High Income Fund                                                       13,191               100,250
                                                                                                       -----------
                                                                                                        42,488,981
                                                                                                       -----------
   Collective Trust Funds:
*     Fidelity Managed Income Portfolio                                            7,522,084             7,522,084
                                                                                                       -----------
   Common Stock:
*     Insignia Wasting Fund                                                            8,854               338,228
*     Insignia Financial Group, Inc. Fund                                            135,953             1,010,914
                                                                                                       -----------
                                                                                                         1,349,142
                                                                                                       -----------
*  Loans to participants                              262 loans to participants with
                                                         interest rates from 5.75% to 9.5%               1,456,766
                                                                                                       -----------
                                                                                                       $52,816,973
                                                                                                       ===========

* Party-in-interest as defined by ERISA.


See accompanying independent auditors' report.

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     INSIGNIA FINANCIAL GROUP, INC.
                                     401(k) RETIREMENT SAVINGS PLAN



                                     By:
                                         ---------------------------------------
                                          Name: Adam B. Gilbert
                                          Title: Member of Benefits Committee
                                                 and Executive Vice President


Date:  June 30, 2003